PRESS RELEASE

CN Delivers Strong Third Quarter Financial and Operating Results

•Delivered 6% Earnings Growth and Operating Ratio of 61.4%, an improvement of 170 basis points.
•Repurchased close to 8 million shares in the quarter for approximately C$1 billion.
•Improving productivity, including an additional C$75 million in labor cost reductions.
•Guiding to 2026 capital expenditures of C$2.8 billion*. (2)

MONTREAL, October 31, 2025 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2025.

“I want to thank the entire CN team for delivering a strong quarter that combined solid performance with excellent customer service. Our seasoned team of railroaders continues to run a safe, on time, and efficient operation focused on service, and capturing every freight movement opportunity across our unique network and diversified portfolio.”

“We are taking decisive actions to navigate a challenging macro environment including doubling down on productivity efforts, setting our 2026 capital spend at C$2.8 billion*, down nearly C$600 million from this year’s levels, driving increased free cash flow on a go-forward basis. We are positioning this business to benefit from higher future volumes and ensuring everything we do enhances our customers and shareholders long term value.” (2)

–Tracy Robinson, President and Chief Executive Officer, CN

Highlights **
•Maintaining guidance for 2025 of mid-to-high single digit adjusted diluted earnings per share (EPS) growth. (1)(2)
•Revenues of C$4,165 million, an increase of C$55 million, or 1%.
•Operating income of C$1,606 million, an increase of $91 million, or 6%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 61.4%, an improvement of 170 basis points.
•Net income of C$1,139 million, an increase of C$54 million, or 5%.
•Diluted EPS of C$1.83, an increase of 6%.
•Adjusted EBITDA reported for the twelve months ended September 30, 2025 of C$8,612, an increase of 1%. (1)
•Free cash flow for the first nine months of 2025 was C$2,341 million, an increase of C$281 million, or 14%, from the prior period in 2024. (1)
•Net cash provided by operating activities of C$4,822 million, an increase of C$118 million, or 3%, and net cash used in investing activities of C$2,481 million, a decrease of C$163 million, or 6%, for the first nine months of 2025 compared to the prior period in 2024.
•Adjusted debt-to-adjusted EBITDA of 2.54 times as at and for the twelve months ended September 30, 2025. (1)
•The Company repurchased close to 8 million shares in the third quarter for approximately C$1 billion.

Operating performance ***
•Gross ton miles (GTMs) increased 1% to 111,901 (millions).
•Revenue ton miles (RTMs) increased 1% to 57,188 (millions).
•Through dwell decreased by 1% to 7.0 (entire railroad, hours).
•Car velocity increased by 1% to 211 (car miles per day).
•Through network train speed increased by 2% to 19.5 (mph).
•Fuel efficiency of 0.833 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), was 2% more efficient.
•Train length increased by 3% to 8,049 (feet).
•GTMs per average number of employees increased 6% to 4,585 (thousands).
•Operating expenses per GTM decreased 3% to 2.29 (cents).

* Net of customer reimbursements.
** For the quarter unless otherwise specified.
*** Statistical operating data and key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

CN | 2025 Quarterly Review – Third Quarter 1

PRESS RELEASE
Dividends
CN's Board of Directors has approved a fourth-quarter 2025 dividend on the Company’s common shares outstanding. A quarterly dividend of eighty-eight and three-quarter cents (C$0.8875) per common share will be paid on December 30, 2025, to shareholders of record at the close of business on December 9, 2025.

2025 guidance (1)(2)
CN continues to expect to deliver adjusted diluted EPS growth in the mid to high single-digit range and continues to invest approximately C$3.35 billion in its capital program, net of amounts reimbursed by customers.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 8:30 a.m. Eastern Time on October 31. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 4715336 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's outlook, guidance, or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2025 key assumptions
CN has made a number of economic and market assumptions in preparing its 2025 outlook. The Company continues to assume slightly positive growth in North American industrial production in 2025. For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company now assumes that the 2025/2026 grain crop in Canada will be above its five-year average (compared to its January 30, 2025 assumption that the 2025/2026 grain crop in Canada will be in line with its five-year average) and continues to assume that the U.S. grain crop will be above its five-year average. CN continues to assume RTM growth will be in the low single-digit range. CN also continues to assume that in 2025, the value of the Canadian dollar in U.S. currency will be in the range of $0.70 to $0.75 and continues to assume that in 2025 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 - US$70 per barrel. The Company notes there is a heightened demand risk as a result of the volatile macroeconomic conditions and global trade tensions.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN’s annual and interim reports. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

2 CN | 2025 Quarterly Review – Third Quarter

PRESS RELEASE
This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2025 Quarterly Review – Third Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,165	4,110	12,840	12,688
Freight revenues ($ millions)	3,991	3,922	12,369	12,212
Operating income ($ millions)	1,606	1,515	4,854	4,619
Adjusted operating income ($ millions) (2)(3)	1,606	1,515	4,854	4,697
Net income ($ millions)	1,139	1,085	3,472	3,302
Adjusted net income ($ millions) (2)(3)	1,139	1,085	3,472	3,360
Diluted earnings per share ($)	1.83	1.72	5.54	5.19
Adjusted diluted earnings per share ($) (2)(3)	1.83	1.72	5.54	5.28
Net cash provided by operating activities ($ millions)	1,913	1,774	4,822	4,704
Net cash used in investing activities ($ millions)	1,120	1,190	2,481	2,644
Free cash flow ($ millions) (2)(4)	793	584	2,341	2,060
Gross property additions ($ millions)	1,105	1,176	2,429	2,605
Share repurchases ($ millions)	1,041	427	1,448	2,498
Dividends per share ($)	0.8875	0.8450	2.6625	2.5350
Financial ratio
Operating ratio (%) (5)	61.4	63.1	62.2	63.6
Adjusted operating ratio (%) (2)(3)	61.4	63.1	62.2	63.0
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	111,901	110,555	344,079	344,034
Revenue ton miles (RTMs) (millions)	57,188	56,548	176,452	176,233
Carloads (thousands)	1,368	1,304	4,095	4,066
Route miles (includes Canada and the U.S., end of period)	18,900	18,800	18,900	18,800
Employees (end of period)	24,237	25,428	24,237	25,428
Employees (average for the period)	24,408	25,593	24,679	25,451
Key operating measures
Freight revenue per RTM (cents)	6.98	6.94	7.01	6.93
Freight revenue per carload ($)	2,917	3,008	3,021	3,003
GTMs per average number of employees (thousands)	4,585	4,320	13,942	13,518
Operating expenses per GTM (cents)	2.29	2.35	2.32	2.35
Labor and fringe benefits expense per GTM (cents)	0.73	0.72	0.75	0.74
Diesel fuel consumed (US gallons in millions)	93.2	94.4	300.0	301.0
Average fuel price ($ per US gallon)	3.82	4.43	3.93	4.50
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.833	0.854	0.872	0.875
Train weight (tons)	9,225	9,130	9,141	9,104
Train length (feet)	8,049	7,849	7,923	7,885
Car velocity (car miles per day)	211	208	204	208
Through dwell (entire railroad, hours)	7.0	7.1	7.2	7.0
Through network train speed (miles per hour)	19.5	19.2	18.7	18.7
Locomotive utilization (trailing GTMs per total horsepower)	191	182	188	186
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.29	0.99	1.08	1.04
Accident rate (per million train miles)	1.98	1.57	1.91	1.67
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2025 Quarterly Review – Third Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended September 30				Nine months ended September 30
	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	854	839	2%	1%	2,577	2,546	1%	—%
Metals and minerals	477	502	(5%)	(6%)	1,496	1,560	(4%)	(6%)
Forest products	451	467	(3%)	(4%)	1,406	1,462	(4%)	(6%)
Coal	237	229	3%	3%	725	691	5%	4%
Grain and fertilizers	775	786	(1%)	(2%)	2,560	2,384	7%	6%
Intermodal	980	882	11%	11%	2,928	2,881	2%	1%
Automotive	217	217	—%	—%	677	688	(2%)	(3%)
Total freight revenues	3,991	3,922	2%	1%	12,369	12,212	1%	—%
Other revenues	174	188	(7%)	(8%)	471	476	(1%)	(3%)
Total revenues	4,165	4,110	1%	1%	12,840	12,688	1%	—%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,662	11,398	2%	2%	34,238	34,763	(2%)	(2%)
Metals and minerals	6,871	7,275	(6%)	(6%)	20,697	22,183	(7%)	(7%)
Forest products	5,159	5,323	(3%)	(3%)	15,659	16,843	(7%)	(7%)
Coal	5,131	4,908	5%	5%	15,635	14,839	5%	5%
Grain and fertilizers	14,562	15,072	(3%)	(3%)	48,325	46,690	4%	4%
Intermodal	13,027	11,793	10%	10%	39,469	38,538	2%	2%
Automotive	776	779	—%	—%	2,429	2,377	2%	2%
Total RTMs	57,188	56,548	1%	1%	176,452	176,233	—%	—%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.32	7.36	(1%)	(1%)	7.53	7.32	3%	1%
Metals and minerals	6.94	6.90	1%	—%	7.23	7.03	3%	—%
Forest products	8.74	8.77	—%	(1%)	8.98	8.68	3%	1%
Coal	4.62	4.67	(1%)	(1%)	4.64	4.66	—%	(2%)
Grain and fertilizers	5.32	5.21	2%	2%	5.30	5.11	4%	2%
Intermodal	7.52	7.48	1%	—%	7.42	7.48	(1%)	(1%)
Automotive	27.96	27.86	—%	—%	27.87	28.94	(4%)	(6%)
Total freight revenue / RTM	6.98	6.94	1%	—%	7.01	6.93	1%	—%
Carloads (thousands) (3)
Petroleum and chemicals	162	158	3%	3%	479	485	(1%)	(1%)
Metals and minerals	225	243	(7%)	(7%)	677	730	(7%)	(7%)
Forest products	68	73	(7%)	(7%)	212	228	(7%)	(7%)
Coal	122	116	5%	5%	355	343	3%	3%
Grain and fertilizers	163	163	—%	—%	518	496	4%	4%
Intermodal	576	501	15%	15%	1,695	1,625	4%	4%
Automotive	52	50	4%	4%	159	159	—%	—%
Total carloads	1,368	1,304	5%	5%	4,095	4,066	1%	1%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,272	5,310	(1%)	(1%)	5,380	5,249	2%	1%
Metals and minerals	2,120	2,066	3%	2%	2,210	2,137	3%	1%
Forest products	6,632	6,397	4%	3%	6,632	6,412	3%	1%
Coal	1,943	1,974	(2%)	(2%)	2,042	2,015	1%	—%
Grain and fertilizers	4,755	4,822	(1%)	(2%)	4,942	4,806	3%	1%
Intermodal	1,701	1,760	(3%)	(4%)	1,727	1,773	(3%)	(3%)
Automotive	4,173	4,340	(4%)	(4%)	4,258	4,327	(2%)	(3%)
Total freight revenue / carload	2,917	3,008	(3%)	(3%)	3,021	3,003	1%	(1%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2025 Quarterly Review – Third Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2025, the Company's net income was $1,139 million, or $1.83 per diluted share, and $3,472 million, or $5.54 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2025.

For the three and nine months ended September 30, 2024, the Company's adjusted net income was $1,085 million, or $1.72 per diluted share, and $3,360 million, or $5.28 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

6 CN | 2025 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2025	2024	2025	2024
Net income	$1,139	$1,085	$3,472	$3,302
Adjustments:
Loss on assets held for sale	—	—	—	78
Tax effect of adjustments (1)	—	—	—	(20)
Total adjustments	$—	$—	$—	$58
Adjusted net income	$1,139	$1,085	$3,472	$3,360
Diluted earnings per share	$1.83	$1.72	$5.54	$5.19
Impact of adjustments, per share	—	—	—	0.09
Adjusted diluted earnings per share	$1.83	$1.72	$5.54	$5.28
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2025	2024	2025	2024
Operating income	$1,606	$1,515	$4,854	$4,619
Adjustment:
Loss on assets held for sale	$—	$—	$—	$78
Total adjustment	—	—	—	78
Adjusted operating income	$1,606	$1,515	$4,854	$4,697

Operating expenses	$2,559	$2,595	$7,986	$8,069
Total adjustment	—	—	—	(78)
Adjusted operating expenses	$2,559	$2,595	$7,986	$7,991

Operating ratio	61.4%	63.1%	62.2%	63.6%
Impact of adjustment	—%	—%	—%	(0.6)%
Adjusted operating ratio	61.4%	63.1%	62.2%	63.0%

CN | 2025 Quarterly Review – Third Quarter 7

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2025	2024	2025	2024
Net cash provided by operating activities	$1,913	$1,774	$4,822	$4,704
Net cash used in investing activities	(1,120)	(1,190)	(2,481)	(2,644)
Free cash flow	$793	$584	$2,341	$2,060

8 CN | 2025 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.378 and 1.399 per US$1.00 for the three and nine months ended September 30, 2025 and $1.364 and $1.360 per US$1.00 for the three and nine months ended September 30, 2024, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2025 would have been lower by $1 million ($nil per diluted share) and lower by $45 million ($0.07 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2025:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$854	$(4)	$839	1%	$2,577	$(43)	$2,546	—%
Metals and minerals	477	(3)	502	(6%)	1,496	(34)	1,560	(6%)
Forest products	451	(3)	467	(4%)	1,406	(31)	1,462	(6%)
Coal	237	(1)	229	3%	725	(7)	691	4%
Grain and fertilizers	775	(3)	786	(2%)	2,560	(36)	2,384	6%
Intermodal	980	(3)	882	11%	2,928	(19)	2,881	1%
Automotive	217	(1)	217	—%	677	(13)	688	(3%)
Total freight revenues	3,991	(18)	3,922	1%	12,369	(183)	12,212	—%
Other revenues	174	(1)	188	(8%)	471	(7)	476	(3%)
Total revenues	4,165	(19)	4,110	1%	12,840	(190)	12,688	—%
Operating expenses
Labor and fringe benefits	815	(3)	795	(2%)	2,597	(28)	2,539	(1%)
Purchased services and material	562	(3)	566	1%	1,715	(14)	1,715	1%
Fuel	418	(4)	519	20%	1,349	(38)	1,579	17%
Depreciation and amortization	500	(2)	475	(5%)	1,482	(17)	1,403	(4%)
Equipment rents	103	(1)	93	(10%)	326	(8)	294	(8%)
Other	161	(3)	147	(7%)	517	(12)	461	(10%)
Loss on assets held for sale	—	—	—	—%	—	—	78	100%
Total operating expenses	2,559	(16)	2,595	2%	7,986	(117)	8,069	2%
Operating income	1,606	(3)	1,515	6%	4,854	(73)	4,619	4%
Interest expense	(227)	1	(230)	2%	(679)	14	(660)	(1%)
Other components of net periodic benefit income	125	—	114	10%	376	—	341	10%
Other income	3	—	10	(70%)	44	(1)	44	(2%)
Income before income taxes	1,507	(2)	1,409	7%	4,595	(60)	4,344	4%
Income tax expense	(368)	1	(324)	(13%)	(1,123)	15	(1,042)	(6%)
Net income	$1,139	$(1)	$1,085	5%	$3,472	$(45)	$3,302	4%
Diluted earnings per share	$1.83	$—	$1.72	6%	$5.54	$(0.07)	$5.19	5%
CN | 2025 Quarterly Review – Third Quarter 9

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2025 and 2024, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2025	2024
Debt (1)		$21,120	$20,698
Adjustments:
Operating lease liabilities, including current portion (2)		452	363
Pension plans in deficiency (3)		341	356
Adjusted debt		$21,913	$21,417
Net income		$4,618	$5,432
Interest expense		910	859
Income tax expense		1,485	784
Depreciation and amortization		1,971	1,866
Operating lease cost (4)		159	153
Other components of net periodic benefit income		(489)	(460)
Other income		(42)	(178)
Adjustment:
Loss on assets held for sale (5)		—	78
Adjusted EBITDA		$8,612	$8,534
Adjusted debt-to-adjusted EBITDA multiple (times)		2.54	2.51
(1)Represents the aggregate of Current portion of long-term debt and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.
10 CN | 2025 Quarterly Review – Third Quarter